Direct Number: (216) 586-7254
cjhewitt@jonesday.com

JP101302	August 4, 2009
297226-600014
VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:	Daniel Morris Special Counsel, Division of Corporation Finance

Re:	Axsys Technologies, Inc.
Revised Preliminary Proxy Statement on Schedule 14A Filed July 29, 2009 File No. 000-16182
Dear Ladies and Gentlemen:
     On behalf of Axsys Technologies, Inc., a Delaware corporation (“Axsys”), this letter and the enclosed amendment respond to the Staff’s comments to Axsys, with respect to the preliminary proxy statement on Schedule 14A that were contained in your letter dated July 31, 2009.
     For the convenience of the Staff, each comment is repeated in bold before the response. The page numbers in the responses refer to pages of the amended filing of the preliminary proxy statement.
Preliminary Proxy Statement on Schedule 14A
Premiums Paid Analysis, page 25
1.	We note your response to prior comment 21. Please disclose that the board was not presented with, and therefore did not review, the transactions utilized by Jefferies in performing the Premiums Paid Analysis.
Axsys has revised the preliminary proxy statement on page 26 in response to the Staff’s comment.

Securities and Exchange Commission
August 4, 2009

Security Ownership of Certain Owners, page 54
2.	We note your response to prior comment 23 and reissue. Please disclose the identities of the natural persons who exercise sole or shared voting and dispositive powers with respect to the shares held by the non-public entities listed in your beneficial ownership table.
Axsys supplementally advises the Staff that it was able to contact the Director of Regulatory Affairs for Gabelli Funds, LLC, et. al. (the “Gabelli Funds”). The Director explained that there is not an individual with the ability to exercise authority over the shares owned by the Gabelli Funds. Rather, the Gabelli Funds have a committee that has power to exercise authority over the shares. It is the same committee for all Gabelli Funds. Axsys requested the names of the individuals on the committee, but the Director would not provide such information.
Axsys supplementally advises the Staff that Friess Associates, LLC is no longer a beneficial owner of more than 5% of the shares of Axsys common stock and, therefore, has been removed from the beneficial ownership table.
General Statement
     At your request, Axsys further acknowledges that:
•	Axsys is responsible for the adequacy and accuracy of the disclosure in the Preliminary Proxy Statement;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Preliminary Proxy Statement; and
•	Axsys may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
August 4, 2009

     If you have any questions regarding these responses or any further comments, please contact the undersigned at (216) 586-7254.
Very truly yours,
/s/ Christopher J. Hewitt
Christopher J. Hewitt

cc (w/o encl.):	Stephen Bershad, Axsys Technologies, Inc. Cynthia McNickle, Axsys Technologies, Inc. Arjun Kampani, General Dynamics Corporation Thaddeus J. Malik, Esq., Jenner & Block LLP